Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated April 17, 2025, in this Registration Statement on Form S-1 with respect to our audits of the consolidated balance sheets of Cycurion Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income/(loss), mezzanine equity and stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

We also consent to the Company’s reference to WWC, P.C., as an independent registered public accounting firm, as “Experts” in matters of accounting and auditing under the heading “EXPERTS” in this Registration Statement on Form S-1.

San Mateo, California	WWC, P.C.
December 22, 2025	Certified Public Accountants
PCAOB ID: 1171